October 1, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Registration Statement on Form F-1 filed September 16, 2024
Exhibit 23.1, page 1

1. Please include a currently dated consent in your next filing. Liquidity and Capital Resources, page 50

2. We note your response to prior comment 8. The tabular presentation on page 52 that sets forth a summary of your cash flows and the subsequent discussion of such cash flows do not appear to have been revised to reflect the changes made to your statements of cash flow related to the reclassification of the advances to related parties from operating activities to investing activities. Please revise accordingly.
Quality Control, page 71

3. We note your revised disclosure in response to comment 3. Please revise your disclosure
 October 1, 2024
Page 2

       to further to clarify the category of registration you will seek for each of your products, and provide support for your disclosure discussing the estimated timeline for approval of each product, given that you are still in the process of selecting the appropriate person or organization to assist you in the regulatory approval process. Trademark and Intellectual Property, page 72

4. We note your revised disclosure that three of your five patent applications have resulted in registered patents. Please revise your table to indicate which of the five patent applications have resulted in registered patents and which are pending applications. Please also disclose the relevant expiration dates.
General

5. Please refile exhibits 10.8, 10.9, 10.10, and 10.11 in text-searchable format, and ensure that all of your exhibits are filed in this format. See Item 301 of Regulation S-T.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Michael T. Campoli